BOOTH 146

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      VocalTec Communications to Showcase Essentra Softswitch Platform at
                      VoIPossibilities Conference and Expo

 VocalTec Executive To Present at Panel Contrasting The Unique Requirements
                            of Various VoIP Segments


VoIPossibilities Conference & Expo, Dallas, TX, April 13, 2005 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading telecom equipment provider offering carrier class packet voice solutions, today announced that VocalTec will be demonstrating the carrier-grade Essentra(R) softswitch platform, a broadband VoIP access platform, which enables delivery of enhanced voice services over any broadband connection to residential and business users, at the VoIPossibilities Conference and Expo from April 13-15, 2005, in Dallas, Texas.

The Essentra platform is an ideal fit for the RLEC community, as it specifically addresses the requirements of a scaled Voice over Broadband and / or IP Centrex offering together with seamless migration from TDM to IP. VocalTec has a wealth of experience in supporting VoIP services, offering global and local service providers and carriers a cost-effective means to incrementally support tailored VoIP-based service offerings with near-term revenue potential.

Ari Rabban, Vice President, Corporate Development and Marketing, will participate in the "Defining VoIP Markets" panel at the VoIPossibilities Conference and Expo on April 13th, 2005, in Dallas, Texas. Ari Rabban will join other industry experts in a panel discussion contrasting the distinct markets for VoIP services, including consumer, small/medium business/SOHO, and enterprise. This panel will outline the various markets for VoIP and discuss their unique requirements.

More details on the VoIPossiblities Conference & Expo are available at http://www.voipossibilities.com/index.html
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More information on VocalTec's Essentra Product Suite is available at
http://www.vocaltec.com.
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About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.


Learn more about our products and solutions at www.vocaltec.com.
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Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com